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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 18)

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

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                             Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                      Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                 (214) 953-4500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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   This Amendment No. 18 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 1998, and as subsequently amended (the "Schedule 14D-9"), by Global Industrial Technologies, Inc., a Delaware corporation (the "Company"), relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 2. Tender Offer of the Bidder.

   Item 2 is hereby supplemented and amended by adding the following paragraph:

   On May 21, 1999, the Bidder increased the price per Share to be paid pursuant to the Offer from $10.50 per Share, which the Board has previously rejected, to $11.50 per Share (the "Revised Offer Price"), net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase, dated May 21, 1999 (the "Supplement") and in the revised Letter of Transmittal (together, the "Revised Offer"). Pursuant to the Supplement, the Revised Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 4, 1999, unless and until the Bidder shall have further extended the period of time during which the Revised Offer is to remain open.

Item 4. The Solicitation or Recommendation.

   Item 4 (a--b) is hereby supplemented and amended by adding the following paragraphs:

      (a) At a meeting of the Board held on May 25, 1999, the Board carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Revised Offer, other possible alternatives to the Revised Offer and other matters, including presentations by its legal and financial advisors. At such meeting, the Board, after receiving advice from its management and professional advisors, unanimously determined that it would be in the best interests of the Company and its stockholders to reject the Bidder's unsolicited Revised Offer.

   At the May 25 meeting, the Board unanimously concluded, among other things, that the Revised Offer is inadequate and not in the best interests of the Company and its stockholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER.

   A copy of a letter to stockholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 28 and 29 hereto, respectively, and are incorporated herein by reference.

    (b) In reaching the conclusions referred to in Item 4(a), the Board took into account numerous factors, including but not limited to the following:

      (i) The fact that on May 20, 1999 the Company entered into an agreement to negotiate exclusively, subject to certain limited exceptions, until June 4, 1999, with a third party with respect to a possible transaction that could involve a merger of the Company. While no assurances can be given that a definitive agreement will be entered into with respect to any transaction, the Board, after consultation with its financial and legal advisors, believes that it would be in the best interests of the Company and its stockholders to reject the Bidder's unsolicited Revised Offer and continue to pursue the negotiations currently taking place.

       (ii) The analysis performed by Wasserstein Perella & Co., Inc. ("Wasserstein Perella") and J.P. Morgan & Co., Inc. ("J.P. Morgan"), the Company's financial advisors, and the opinions of each of Wasserstein Perella and J.P. Morgan after reviewing with the Board such analysis, that the Revised Offer Price is inadequate from a financial point of view.


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       (iii) The opinion of the Company's management that the Revised Offer
  Price is inadequate.

       (iv) The Board's belief, after considering the factors set forth above, that the interests of the Company and its stockholders would best be served if the Company's stockholders rejected the Revised Offer and not tender their Shares pursuant to the Revised Offer.

   The Revised Offer is conditioned upon, among other things, the Rights having been redeemed by the Board or the Bidder being satisfied, in its reasonable judgment, that the Rights are invalid or are otherwise inapplicable to the Revised Offer. In light of the Board's decision discussed above, the Board has determined not to take any action to redeem the Rights in response to the Revised Offer. As more fully described under Item 7 below, the Board has adopted a resolution to delay the "Distribution Date" under the Rights Agreement.

   The Revised Offer is also conditioned upon, among other things, the Bidder being satisfied, in its reasonable judgment, that the Proposed Merger can be consummated without the need for a supermajority vote of the Company's stockholders pursuant to Article VI ("Article VI") of the Amended and Restated Certificate of Incorporation of the Company. In light of the Board's decision discussed above, the Board has determined not to take any action which would render Article VI inapplicable.

   The Revised Offer is also conditioned upon, among other things, the Bidder being satisfied, in its reasonable judgment, that the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Takeover Statute") have been complied with or are invalid or otherwise inapplicable to the Revised Offer and the Proposed Merger. In light of the Board's decision discussed above, the Board has determined to not take any action which would render the Delaware Takeover Statute inapplicable.

   The Revised Offer is also conditioned upon, among other things, the Company not having entered into or effectuated any agreement or transaction with any person or entity (including the Company's stockholders) having the effect of impairing the Bidder's ability to acquire the Company or otherwise diminishing the expected economic value to the Bidder of the acquisition of the Company, or the Company not postponing the Company's 1999 annual meeting of stockholders (the "Company Annual Meeting") beyond May 31, 1999 or taking any other action that would impede the Bidder's ability to nominate one or more directors for election or its ability to make any other proposals to be voted upon by stockholders at such meeting. The date of the Company Annual Meeting has been fixed by the Board since March 9, 1999 to be held on May 28, 1999. The Board believes that the Bidder's last minute increase in the Offer Price which has been outstanding since December 17, 1998--coming only a week before the scheduled date of the Company Annual Meeting--was designed to prevent the Board from adequately informing stockholders of its recommendation in response to the Revised Offer in a timely fashion before the Company Annual Meeting. In light of this development and the fact that the Company may be engaged in exclusive negotiations through the current date of the Company Annual Meeting, the Board believes that it would be in the best interests of the Company and its stockholders to postpone the Company Annual Meeting until June 7, 1999 so that stockholders can be informed of the Board's position with respect to the Revised Offer and to increase the likelihood that stockholders can be informed of the outcome of the current negotiations before the Company Annual Meeting.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   Item 7 (a--b) is hereby supplemented and amended by adding the following paragraph:

   At its May 25, 1999 meeting, the Board resolved to delay the "Distribution Date" under the Rights Agreement (the date after which, among other things, separate certificates for the Rights are to be distributed) until the date the Bidder becomes an Acquiring Person as a result of the purchase of Shares pursuant to the Revised Offer or at any time during the 60-day period after the termination of the Revised Offer without the purchase of Shares thereunder. See also Item 8(a) below.


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Item 8.  Additional Information to be Furnished.

   Item 8 (a) is hereby supplemented and amended by adding the following paragraphs:

      (a) The Rights Agreement.

   As discussed in Item 7 above, at its May 25, 1999 meeting, the Board acted to delay the "Distribution Date" under the Rights Agreement (the date after which, among other things, separate certificates for the Rights are to be distributed) until the date the Bidder becomes an Acquiring Person as a result of the purchase of Shares pursuant to the Revised Offer or at any time during the 60-day period after the termination of the Revised Offer without the purchase of Shares thereunder.

   The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Agreement as set forth in the Company's Form 8-B, dated October 31, 1995, the Company's Form 8-A/A, dated March 12, 1998, the Company's Form 8-A/A, dated September 18, 1998, the Company's Form 8-A/A, dated October 5, 1998, and the Company's Form 8-A/A, dated February 17, 1999, each as filed with the Securities and Exchange Commission.

   Item 8 is hereby supplemented and amended by adding the following paragraph:

      (e) The Bidder disclosed certain non-public projections (the "Projections") of future operating performance of the Company in the Supplement that were prepared and furnished by the Company to the Bidder pursuant to the terms of a confidentiality agreement entered into by the Company and the Bidder on April 27, 1999 (the "Confidentiality Agreement") as part of the Company's efforts to explore its strategic alternatives. The Company does not as a matter of course make public forecasts as to future revenues or profits and the Projections were based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, the disclosure of the Projections by the Bidder should not be regarded as an indication that the Company considers it an accurate prediction of future results and there can be no assurance that the Projections can be realized or that actual results will not be materially higher or lower than those projected. The Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company does not intend to further comment upon, update or revise the Projections.

Item 9. Material to be Filed as Exhibits.

   Item 9 is hereby supplemented and amended by adding the following:

     Exhibit 28 -- Letter to Stockholders of the Company, dated May 25, 1999*

     Exhibit 29 -- Text of Press Release, dated May 25, 1999.
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*  Included in copies mailed to stockholders.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GLOBAL INDUSTRIAL TECHNOLOGIES, INC.

                                          By:    /s/  Jeanette H. Quay
                                            -----------------------------------
                                                    Jeanette H. Quay
                                           Vice President--General Counsel and
                                                        Secretary

Dated: May 25, 1999

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                                  EXHIBIT LIST

   Exhibit 28 -- Letter to Stockholders of the Company, dated May 25, 1999*

   Exhibit 29 -- Text of Press Release, dated May 25, 1999.
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*  Included in copies mailed to stockholoders.

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